

THE COOKIE DEPARTMENT

2019 Report

Dear investors,

2019 was a transitional year for The Cookie Department. As our sales were being impacted by consumer demand for lower sugar and lower carbohydrate dessert products, we felt that it was necessary to pivot our product line to accommodate this. We phased out our entire line of five functional cookies and launched two new keto friendly and gluten free certified cookies. We immediately saw a significant increase in D2C sales through our online store and through Amazon Prime.

We need your help!

We would love our investors to help us promote our product through their social media channels. The more support we can get, the faster we can grow. Instagram drives more then 80% of our online revenue. Our Instagram handle is @cookiedept. If any investors have specific knowledge in online marketing/e-commerce, we would greatly benefit from some strategic advise.

Sincerely,

Akiva Resnikoff
Founder & CEO The Cookie Department

How did we do this year?

Report Card

B+

The Good

- The launch of our new keto cookies
- Phasing out our classic line to focus our efforts on a niche keto market
- Our increased online revenue

The Bad

- Overall revenue was lower then the prior year
- Didn't hit Wefunder capital raise target
- Bumpy transition to new co-packer

2019 At a Glance

January 1 to December 31

$242,344 **[29%]**
Revenue

-$50,228
Net Loss

$97,273 **[5%]**
Short Term Debt

$97,167
Raised in 2019

$14,024
Cash on Hand

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

For the past 10 years, The Cookie Department has offered a line of traditional cookie flavors like Chocolate Chip and Ginger Snap with added functional ingredients like Fair Trade coffee and superfoods. Several months ago we pivoted, and now exclusively offer cookies that are gluten free, have 1 gram of sugar, and 3-4 net carbohydrates, to appeal to the ever growing low carb consumer market. We're one of the first ketogenic friendly, gluten free certified packaged cookies.

Milestones

The Cookie Department, Inc. was incorporated in the State of California in January 2012.

Since then, we have/are:

- Available on 7-Eleven shelves as one of their first ketogenic friendly cookie offerings in the Pacific NW.

- Available on select GNC shelves as of April 1st 2020

- Designated as an "Amazon's Choice" product.

- E-commerce sales increased 1056% since launching keto friendly products on 8/19/19

- The first ketogenic friendly cookie to be sold on Bodybuilding.com

- Since launching our keto line, Amazon sales are up 893%

- Up to 22,400 followers on Instagram

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $242,343.82 compared to the year ended December 31, 2018, when the Company had revenues of $343,692.72. Our gross margin was 26.54% in fiscal year 2019, compared to 32.21% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $148,919.24, including $14,023.77 in cash. As of December 31, 2018, the Company had $210,436 in total assets, including $73,810.68 in cash.

- *Net Loss.* The Company has had net losses of $50,228.36 and net losses of $95,291.46 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $446,820.22 for the fiscal year ended December 31, 2019 and $435,304.31 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $121,249.17 in debt and $325,571.09 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital this year. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Cookie Department, Inc. cash in hand is $14,023.77, as of December 2019. Over the last three months, revenues have averaged $26,169.65/month, cost of goods sold has averaged $19,629.91/month, and operational expenses have averaged $9018.91/month, for an average burn rate of $3006.30 per month. Our intent is to be profitable in 22 months.

We launched with a new co-packer to start producing a new line of keto and gluten free certified cookies. We now pay 50% upfront to our co-packer and then follow it up with the remaining 50% on net 15. Covid19 did put a damper on our sales due to our co-packer temporarily shutting down in Washington State.

We expect our expenses to increase as we ramp up production on our new line. We also expect revenues to increase as we increase sales. We will look to raise more capital through Wefunder in 2020

We are in the process of applying for a $51,000 SBA disaster loan which will help us with cash flow during the Covid19 pandemic

Net Margin: -21% **Gross Margin: 27%** **Return on Assets: -34%** **Earnings per Share: -$851.33**

Revenue per Employee: $242,344 **Cash to Assets: 9%** **Revenue to Receivables: 435%** **Debt Ratio: 300%**

2018_and_2019_Balance_Sheets.pdf

2018_and_2019_Financials_Final.pdf

The_Cookie_Department_Wefunder_Illustrative_Financial_Statements_2019__7_.pdf

TCD_Financials_2017_and_2016__updated_.pdf

We ❤ Our 132 Investors

Thank You For Believing In Us

Meghan McClelland
John Contarino
Sean Cox
Jennifer Bisignano
Alon Sugarman
Tristan Campbell
Andrew Spivak
Ric Mucklow
Chester Sappington
Amit Pandya
Mimi Weisel Paul Hamburg
Connie Unger
Eric Riveracuebas
Harold Brook
Marc Bloch
Angela Kunkle
Matt Kincer
David Ward
Erin Norton
Andrew Coppola
Cynthia Baughman
Bruce Collins
Alexander Strange
John Madigan
Jesse Miller
Ryan D Burton
Rick Prasad
Morris Gelman
Marvin Winick
Joan Sopher
Shiela Creal
David Andrew Munro II
Stephen Archie
Jill Yaspan
Vikash Kumar
Alan KESLER
Richard Norris
Joseph Robert Sowell
Greg Knaddison
Geraldine Aladean
Dean D Wilson
Celine M Johnson
Jeremy Davis-Turak
Jesse Unger
Andy Ball
Tobias Dijkstra
Jeffrey Baker
Charles Lawrence
Julia Rose Dorfman
Jane Stuart
Mick Hall
Stewart Witt
Kareem Wilkins
Janis Flax
Maria Marsh
Kristina Smith
Christian Atta-Darkwah
Janis Flax
Roger Snook
Darrick Lazo
Craig Vom Lehn
Anna Prager
Nelson Carvalho
Stelanie Lu Vetta Marshall
Cameron Hill
Aaron Kirby Ricks
Ellen L Winnick
Gabrielle Katsnelson
Rafael Gonzalez Alonso
Etienne Jacques
Mohamed Almheiri
Chia Chang
Kaysi A Craig
Chad O'Connor
Franklin E. Powers, Jr.
Anthony G Quadros Sr
Dave Alves
Scott Britton
Alexander Clarence McInt...
Doug Price
Eric Brook
Sarah Sanger
Elliot Chen
Howard Stark
Mir Pandya
Rebecca Landes
Gloria Su
Kay Aoki
John Ciccio
Doug Scott
Timothy Chuma
Ervin Vaughn
Dave McFarland
Karolyn Son
David Belliveau
Manish Chabria
Marcus Mendiola
Calvin Chung
Jorge A Mendoza Barajas
Michael Icore
Malek Ali
Ayanna Walker
Peter Torre
Justin Alcaide
Denise Resnikoff
Samuel E Saunders
Dennis Morier
Kat Whitsitt
Patrick Enweronye
Larin M Lazar
Vincent Novak
Darlington Etumni
Christopher Eggert
Kelvin Cox
Thomas Johnson
Isabel Cordoba
Ammar Dieri
Stefanie Siaw
Peter Kelly
Tracey Raditz
Carric Payne
Roger Chan
Luis Chavez
Shoshana M Resnikoff
Jerry Lee Culliton
Marvin Minney
Michael A Shefrin
Xavier Camarillo
Paul Carr
Lakshminarayana Nindra...
Larin M Lazar
Kenneth DePaul

Thank You!

From the The Cookie Department Team



Akiva Resnikoff

Founder & CEO The Cookie Department



Andrea Kirschner MBA

Interim CFO

Former Operating VP Finance at HSN, Kirschner is a financial planning/ analysis expert. (part time)



Bridget Jacobs

Creative Director

Expertise in branding and design. (part-time)



Elannah C Cramer

Brain Injury Survivor, keto cookie inspiration

With an Executive Recruiting background, Cramer's career was halted due to recurring brain injury symptoms sustained in a car accident. Engaged in a long healing journey, she mentors those with TBIs and supports the growth of The Cookie Department.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Isaac Resnikoff	Designer @ Project Room	2012
Akiva Resnikoff	CEO @ The Cookie Department	2012
Andrea Kirschner	Finance @ Diversified Maintenance Systems	2016

Officers

OFFICER	TITLE	JOINED
Andrea Kirschner	CFO	2016
Akiva Resnikoff	President CEO Secretary	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Akiva Resnikoff	40,000 Common Stock	63.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2017	$211,000		Section 4(a)(2)
03/2014	$30,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
03/22/2014	$30,000	6.0%	20.0%	None	08/22/2014
10/31/2017	$211,000	6.0%	20.0%	$5,000,000	10/31/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
OBDC	07/01/2014	$50,000	$5,501	7.25%		Yes
Kiva User Funds	04/01/2015	$5,000	$0	0.0%	04/01/2017	
Pam Marcus	04/01/2015	$53,500	$18,475	0.0%		Yes
Bob Grossman	01/01/2016	$28,366	$20,966	0.0%		Yes
Jesse Powell	01/01/2016	$5,000	$5,000	6.0%		Yes
Russell Kassman	01/01/2016	$5,000	$5,000	6.0%		Yes
Irene Unterberger	09/01/2017	$8,000	$0	0.0%	09/01/2019	Yes

Related Party Transactions

Name	Bob Grossman
Amount Invested	$28,366
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$28,366 as of 08/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Friend of founder

Related party loan with no set maturity date.

Name	Pam Marcus
Amount Invested	$53,500
Transaction type	Loan
Issued	04/01/2015
Outstanding principal plus interest	$18,475 as of 08/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Former colleague of founder

This is a related party loan from a prior business partner. It has no set maturity date.

Name	Russell Kassman
Amount Invested	$5,000
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$5,000 as of 08/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Friend of founder

Related party loan which may convert into equity or be repaid. There is no set maturity date.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	999,999	59,756	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	1,256
Options:	2,000

Risks

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The specialty foods market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production.

Andrea Kirschner is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on retaining partnerships and full-filling production orders in the future. If those partnerships are impaired or if we're unable to fulfill customer needs we may see a decrease in our overall revenues.

Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Those factors can be difficult to predict and may impact business operations.

The Company, like many comparable food production companies, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability.

Due to California's new Proposition 65 labeling laws, The Cookie Department's packaging will now contain an image of the prop 65 warning label. This could have an impact on sales within the state of CA.

Akiva Resnikoff is currently the only official employee of the company. The rest of the team are currently on contract employment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Cookie Department, Inc.

- California Corporation
- Organized January 2012
- 1 employees

6424 SW Alfred St
Portland OR 97219

http://www.thecookiedepartment.com

Business Description

Refer to the The Cookie Department profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Cookie Department has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/thecookiedepartment/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*